UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SCHERING AKTIENGESELLSCHAFT
(Name of Subject Company)

SCHERING AKTIENGESELLSCHAFT
(Name of Persons Filing Statement)

Ordinary Shares, no par value
(Title of Class of Securities)

DE 0007172009
(ISIN Number of Class of Securities)

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Ulrich Grohé, Esq.
Müllerstrasse 178
13353 Berlin
Federal Republic of Germany
Telephone: (011-49−30) 468−1111

(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copy to:
Peter S. Wilson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
Telephone: (212) 474-1000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following statement was published on Schering Aktiengesellschaft's website.  In order to access the statement, a reader must confirm that the reader has read and accepted the following statement:

After the proposed offer of cash compensation by Dritte BV GmbH, a wholly owned subsidiary of Bayer Aktiengesellschaft, in connection with the planned domination and profit and loss transfer agreement between Dritte BV GmbH and Schering Aktiengesellschaft, is made available to Schering Aktiengesellschaft shareholders, Schering Aktiengesellschaft will file with the U.S. Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer of cash compensation. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft are advised to read such solicitation/recommendation statement when it becomes available because it will contain important information. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft will be able to obtain such solicitation/recommendation statement and other filed documents when they become available free of charge at the U.S. Securities and Exchange Commission’s website (http://www.sec.gov) and at Schering Aktiengesellschaft’s website (http://www.schering.de).

EMBARGOED UNTIL BEGINNING OF DR. ERLEN’S SPEECH

The spoken word is valid; the German version is authorized.

Extraordinary General Meeting of Schering AG
on September 13, 2006, at the International Congress Center (ICC)
in Berlin, Germany

Speech by Dr. Hubertus Erlen,
Chairman of the Executive Board of Schering AG

Ladies and Gentlemen,
Shareholders, shareholder representatives and representatives of the press,
Honored guests,

I welcome you to this extraordinary General Meeting of Schering AG, a very special General Meeting.

After 155 years of successful independent business, we are now dealing with your decision about the conclusion of a Domination and Profit and Loss Transfer Agreement with Bayer.

What do we stand for today?

Our business is absolutely healthy and is developing successfully. By focusing the corporate structure on the four strategic fields of Gynecology&Andrology, Diagnostic Imaging, Specialized Therapeutics and Oncology, we have concentrated our efforts within the pharmaceutical field on specialized markets. Since 2004, we have even accelerated our growth through the FOCUS Initiative.

We have invested in expanding our organization and our market positions in the most dynamic growth regions in the world, for example, in the USA, Asia, but also in Eastern European Countries.

We have pruned our portfolio, increased our efficiency and profitability, and we have also considerably streamlined our administration and production.

The business is developing positively in all four strategic fields.

We have now advanced to being the worldwide market leader in contraceptives. Yasmin® is the number one pill in the world. We are continuing this successful path by expanding the drospirenone product family. We consider YAZ®, a low-dosage pill with a new method of application, to be very promising.

We continue to be one of the worldwide leading suppliers in the field of Diagnostic Imaging. Schering is the world's market leader for contrast agents for magnetic resonance imaging, we are on the front line in the field of magnetic resonance angiography and the world market leader for application systems.

We are advancing the growth of our strongest product in terms of sales, Betaferon®, by expanding the indications for use and making improvements in the application of the product. Betaferon® was approved in Europe in June 2006 for the treatment of the early phases of multiple sclerosis (MS). We expect Betaferon® to have double-digit growth also in the year 2006.

At the same time, we are working on the development of innovative successor medications for the treatment of MS and new approaches to treating Crohn’s disease and Parkinson’s disease.

We are also emphasizing our research in oncology. This field offers long-term perspectives for growth. The need for medications in cancer therapy continues to be high.

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We have successful and safe products in the market for the treatment of leukemia in Zevalin®, Campath® and Fludara®. We have also expanded our development portfolio in the field of solid tumors.

Ladies and Gentlemen, this good positioning is also reflected in the good results for the first half of the year 2006: Our business has grown considerably in the first six months of 2006. Net sales increased by 11 percent to 2.8 billion euros. Thus, Schering has grown roughly twice as fast as the world market. Operating profit, not including special effects, increased by 20%, and the operating margin increased on an adjusted basis to 20 percent. Overall, we anticipate for 2006 a high single-digit growth in net sales and an operative margin of 18.5 to 19 percent. In 2003, we only had 13.5%.

Ladies and Gentlemen,

Before I go into the legal details for today's meeting, I would like to make one more comment:

I am convinced that our recommendation to the shareholders to accept the offer from Bayer was correct. This will result in a very strong pharmaceutical company which can continue the success story of Schering. I believe that I am supported in this positive view by the good experience which we have had with Bayer in preparing the integration.

The reason for calling this extraordinary General Meeting is the conclusion of a Domination and Profit and Loss Transfer Agreement between Schering AG and the new majority shareholder, the Bayer subsidiary, Dritte BV GmbH, about which the vote will be cast during the course of the General Meeting.

The conclusion of this contract has major importance and significance for our company and its shareholders. In addition to the comprehensive written information, which we have provided to you since this General Meeting has been called in order to explain the contract and which is also available here at the meeting, I would like to provide you with a few additional explanations on the contract.

Ladies and Gentlemen, as you know, there have been fundamental changes in the structure of the shareholders of Schering AG in recent months. After its successful takeover offer, Dritte BV GmbH, in which Bayer AG is the sole shareholder, is our new majority shareholder.

As you could learn from the press, Bayer increased its shareholdings to more than 95% last Friday by additional purchases through the stock exchange. Thus, Bayer now has the majority necessary for a so-called squeeze-out. However, Bayer has not yet asked the Management Board of Schering AG to initiate a squeeze-out procedure, but we assume that such a request will be submitted shortly.

This does not affect the subject matter of today's General Meeting. Therefore, I would now like to return to the subject of the Domination and Profit and Loss Transfer Agreement.

Bayer, or rather Dritte BV GmbH, had already announced in the Offering Document for the voluntary public takeover offer that they wanted to conclude a domination and profit and loss transfer agreement with our company.

Thereupon, we decided to initiate the necessary measures for entering into such a contract in order to be appropriately prepared in the event of a successful takeover by Bayer.

After careful consideration, we then reached the final decision on July 31, 2006 to conclude the Domination and Profit and Loss Transfer Agreement providing for compensation in the amount of 89 euros per share and an annual guaranteed dividend after taxes of currently 3.62 euros per share. We published this immediately in an ad hoc notification.

Our Supervisory Board also approved the agreement on the same day. Immediately afterwards, the Domination and Profit and Loss Transfer Agreement was signed by both parties.

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The shareholders’ meeting of Dritte BV GmbH approved the contract on August 22, 2006. The agreement now still requires consent from today's General Meeting as well as registration in the commercial register in order to take effect.

By concluding the Domination and Profit and Loss Transfer Agreement, we are creating the basis for the realization of commercial, legal and tax advantages as well as for the fair treatment of our shareholders:

In the first place: The Domination and Profit and Loss Transfer Agreement enables our company to be integrated more strongly into the Bayer Group. This establishes the necessary basis so that we can completely exploit the synergies resulting from the intended combination of our business with the pharmaceutical activities of the Bayer HealthCare division. According to current estimates, the combination of the two pharmaceutical businesses is expected to result in synergies in the range of 700 million euros annually starting in 2009 after a transition phase in order to implement the synergies.

These synergies could not be comprehensively or even closely realized without concluding a domination and profit and loss transfer agreement. As is presently the case, there would only be a so called “de facto corporate group” between Bayer and Schering. In such a de facto corporate group, all integration measures initiated by Bayer would have to be examined to see whether they are disadvantageous for Schering AG when viewed on a “stand alone” basis. If measures were found to be disadvantageous, the disadvantages would have to be quantified and compensated. Compensation would have to be ensured in each individual case of any disadvantages. The compliance with these principles governing the de facto corporate group pose practically unsolvable problems, especially in the case of integration measures resulting in far-reaching structural changes of the type needed to achieve the desired synergies because the individual effects cannot be reliably quantified and compensated.

A valid domination agreement removes these restrictions placed on a de facto corporate group. Upon a corresponding instruction from Dritte BV GmbH, integration measures in the interest of the Bayer Group can be carried out without this requiring in each individual case an expensive and difficult examination of the disadvantages and the compensation.

Secondly: The combination of the domination agreement with a profit and loss transfer agreement creates the condition so that Schering AG can be included in a tax group with Dritte BV GmbH for purposes of corporate income tax and trade tax and in a tax group with Bayer AG as a result of the fact that Dritte BV GmbH is itself a party to a profit and loss transfer agreement with Bayer AG. Such a tax group makes it possible to offset profits and losses between group companies which can result in considerable tax advantages for the new group.

Thirdly: The Domination and Profit and Loss Transfer Agreement establishes special protection mechanisms for you, the shareholders, which would not be available to you in a de facto corporate group and which secure fair treatment of all outside shareholders.

Dritte BV GmbH is offering to acquire your shares for a one-time payment under the Domination and Profit and Loss Transfer Agreement if you wish to leave the company. If you wish to remain as a shareholder in Schering AG, you will receive an annual guaranteed dividend instead of the past dividend.

Ladies and Gentlemen,

Before I address the valuation process upon which the calculation of the compensation in the guaranteed dividend was based, I would first like to summarize the main content of the agreement. The agreement contains in general the typical provisions in a domination and profit and loss agreement:

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1.     Schering AG submits to the control of Dritte BV GmbH, in which Bayer AG is the sole shareholder. Dritte BV GmbH is authorized to issue  instructions to the Executive Board of Schering AG.

2.     Schering AG undertakes to transfer its entire profits to Dritte BV GmbH.

3.     In exchange, Dritte BV GmbH undertakes to compensate any annual loss incurred by Schering AG.

4.     Furthermore, Dritte BV GmbH guarantees the outside shareholders of Schering AG a pre-tax guaranteed dividend in the amount of 4.60 euros per share for each full fiscal year. Based on the present tax situation, this means that there will be an after tax guaranteed dividend in the amount of 3.62 euros per share for each full fiscal year.

5.     Dritte BV GmbH undertakes to acquire the shares from shareholders who want to leave Schering AG in exchange for payment of compensation of 89 euros per share. This obligation exists only for a limited period of time and ends two months after the registration of the agreement in the commercial register has been published. The deadline is extended if any special court proceedings are initiated for the purpose of increasing the guaranteed dividend or the compensation.

6.     The parts of the agreement involving domination take effect upon registration in the commercial register; the parts of the agreement relating to the transfer of profits only take effect at the beginning of the fiscal year in which the registration occurs, but due to tax reasons, no earlier than January 1, 2007.

7.     The agreement has been concluded for an indefinite period of time. The minimum fixed term, mainly due to tax reasons, is five years commencing with the beginning of the fiscal year in which the obligation to transfer profits first takes effect. During this minimum term, the agreement can only be terminated for just cause.

In addition, two protective mechanisms exist particularly in the interests of the outside shareholders which go beyond the legal requirements:

Firstly: In the event that the agreement ends as a result of a notice of termination from Dritte BV GmbH at a time when the deadline for accepting the offer of compensation of 89 euros has already passed, the agreement provides that Dritte BV GmbH will again submit an offer for compensation at the same terms and conditions.

Secondly: The rights of the outside shareholders against Dritte BV GmbH are also secured by a letter of comfort from Bayer AG dated July 27, 2006. This ensures that your claims for the guaranteed dividend and the compensation can actually be fulfilled.

Ladies and Gentlemen,

After this summary about the main content of the contract, I now would like to explain the valuation of the business which was the basis for calculating the compensation and the annual guaranteed dividend which are being offered.

Initially, I want to talk about the process for the appraisal work and the determination of the guaranteed dividend and the compensation: The appraisal was carried out by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft which Schering AG, Dritte BV GmbH and Bayer AG jointly retained as an independent appraiser. The appraisal by KPMG, which was signed on July 27, 2006, is available to you as Annex 1 to the Report on the Contract.

In the appraisal, KPMG comes to the conclusion that the value of Schering AG in accordance with the German accounting standard IDW S1 is 16.723 billion euros on the date of today's General Meeting. This corresponds to a value per outstanding share in Schering in the amount of 87.63 euros. The adequate annual guaranteed dividend derived from the value of the business, according to

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the determinations by KPMG, is a before tax amount of 4.60 euros per share which corresponds to an after tax amount of 3.62 euros per share under the present tax situation.

After the results of the appraisal by KPMG were presented, the Management Board of Bayer AG, in coordination with the Management of Dritte BV GmbH, made an offer to the Executive Board of Schering AG to increase the amount of the compensation from the 87.63 euros determined by KPMG to 89 euros per share and to provide for this same amount in the Domination and Profit and Loss Transfer Agreement; this amount was already paid in the takeover process. With regard to the guaranteed dividend, the offer was made to Schering AG to provide for the current after tax amount of 3.62 euros per share, the amount determined by KPMG as an adequate guarantee dividend.

Bayer even stayed with this offer after it became apparent that we had to call back the X-ray contrast agent Ultravist® 370 and unsatisfactory results in the Phase III study for sargramostim, a medication against Crohn’s disease, became known. We immediately published these sets of facts in an ad hoc notification on July 31, 2006.

The negative effects of the Ultravist® 370 call-back and the results of the Phase III study for sargramostim could not be adequately and reliably determined on July 31, 2006 when we signed the contract and the Report on the Contract. There was only an initial “indicative estimate of the effects on the value of a possible call-back of Ultravist® 370” which had been prepared by KPMG and which we have provided to you as Annex 2 to the Report on the Contract. I will return to these situations as they now appear today.

After a thorough examination, we in the Management Board of Schering AG came to the conclusion that the amounts offered by Bayer and Dritte BV GmbH for compensation and the guaranteed dividend are adequate. Therefore, we decided to conclude the Domination and Profit and Loss Transfer Agreement. Our view that the stated amounts are adequate is expressly confirmed in the report of the court appointed independent contract auditor, Warth & Klein Wirtschaftsprüfungsgesellschaft, in the report signed on August 2, 2006. The audit report of Warth & Klein is also available to you. Both KPMG as well as Warth & Klein have expressly declared in a letter today that also no circumstances have arisen in the meantime which would lead to a different view about the adequateness of the amounts set forth in the agreement.

Ladies and Gentlemen,

I would now like to address the main content of the appraisal. Schering AG was valued on the basis of the earnings value method. This is the method for calculating the compensation and the guaranteed dividend which is common in Germany and recognized by the case law. The earnings value method is based on the concept that the value of a business is primarily determined by the earnings which can be taken out of the business in the future. The main aspect of this method is the estimate of the future realizable earnings. The sum of the anticipated future earnings is then reduced to present value as of the valuation date. This method permits a calculation of how much capital would have presumably resulted in the same earnings in the case of a comparable investment. This is then the earnings value of the business.

The basis for determining the earnings value of Schering AG is our current planning. KPMG derived the forecast for the planning years 2006 through 2008 from our planned accounts which we prepared in the second half of the year 2005 in accordance with international financial reporting standards and which were adopted by the Executive Board and approved by the Supervisory Board of Schering AG in December 2005.

In order to take into account current developments in the year 2006, the planned accounts were adjusted in various aspects. This involved particularly the effects of a slightly more positive estimate of the course of business in the year 2006, the consequences of the sale of the participation in ALK Scherax and the radiopharmaceutical business as well as the special burdens resulting from the takeover offers for Schering AG. To the extent that the takeover by Bayer already can result in legally permissible synergies in the de facto corporate group, these were also taken into account.

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Synergies which can only be realized on the basis of the Domination and Profit and Loss Transfer Agreement and any further subsequent integration measures, on the other hand, were not taken into account in accordance with recognized valuation principles.

In order to estimate the development after the end of the planned accounts, thus, in the years commencing with 2009, KPMG has prepared a forecast model in which the further development up to the year 2015 is modeled taking into account both the existing products as well as the products which are being developed. In addition, KPMG has taken into account the estimates by analysts as well as forecast market studies. As a result of the anticipated positive development of the business, this long-term result is clearly above our planning basis for the years 2006 through 2008. In order to check the plausibility of the planned accounts and the forecasts, among other items, the results in the fiscal years 2004 and 2005 were reviewed and analyzed.

The basis for determining the present value of the profits consisted of the anticipated sales in the individual business areas and the resulting gross profit.

The operating profit for the years 2006 through 2008 as well as the long-term income after 2009 was determined on the basis of the pre-tax income taking into account the costs for marketing and distribution, research and development as well as technology and administration. In order to determine the net profit of the group, the resulting amounts were reduced by the negative balance relating to interest and income taxes.

The anticipated income was finally reduced to present value as of the valuation date that is the date of today's General Meeting, using an interest rate which takes into account the risk profile for Schering. The identified interest rate for reduction to present value is a base interest rate which corresponds to the income from a risk-free investment in the capital markets - in Germany, for example, bonds issued by the government - of annually 4.5%. Based on a standardized income tax burden of 35%, this applies to an after tax amount of rounded 2.93%.

This interest rate was increased by a risk premium modeled to reflect the entrepreneurial risk. The basis for this was a market risk premium of 5.5%. This was then multiplied by the so-called beta factor which represents the specific entrepreneurial risk. The beta factor for Schering AG, according to the determinations of KPMG, is 0.73 in the year 2006, 0.72 for the years 2007 and 2008 and 0.71 for the years commencing with 2009. This is considerably below the beta factors for comparable pharmaceutical companies. The reason for this is that especially in the Gynecology&Andrology and Diagnostic Imaging business areas, we have very mature product portfolios which the capital markets view as obviously reducing the risk for the overall business compared to other pharmaceutical companies.

The high growth prospects according to the forecast model of KPMG were taken into account in the determination of the sustainable income in 2009. Furthermore, a growth discount of 1.75% was applied for the additional long-term growth. This reflects the growth of Schering AG that currently exceeds the expected long-term growth of profits of other companies.

Taking into account the base interest rate, the risk premium as well as the growth discount for the years commencing with 2009, KPMG determined an interest rate for purposes of reduction to present value of 6.95% for the year 2006, 6.91% for the year 2007, 6.90% for the year 2008 and 5.10% for the years commencing with 2009.

The earnings value of Schering AG resulting from the reduction of future earnings to present value was subsequently increased by the value of those assets which are not required for the operations and which were not included in the modeling for the planning and, thus, had to be separately considered. The dilution effects resulting from the exercise of stock options was considered as a special value.

The described process corresponds completely to the recommendations of the Institute of Accountants in Germany. Based on this, KPMG identified a corporate value for Schering AG as of

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today in the amount of 16.723 billion euros. As has already been mentioned, this results in a value per share of 87.63 euros.

Ladies and Gentlemen,

We have provided for a compensation of 89 euros in the Domination and Profit and Loss Transfer Agreement. We consider this to be adequate.

The offered compensation exceeds the amount of 87.63 euros determined in the appraisal of KPMG by 1.37 euros.

Furthermore, the compensation of 89 euros which is offered is clearly above the average stock exchange price for our shares in the three months prior to July 26, 2006, the date on which the terms and conditions of the Domination and Profit and Loss Transfer Agreement were first published and prior to July 31, 2006 when the Domination and Profit and Loss Transfer Agreement was signed. The weighted domestic three months average stock prices as determined by the German Agency for the Supervision of Financial Services (BaFin), were 86.54 euros as of July 26, 2006 and 86.61 euros on July 31, 2006 and thus in each case clearly below the compensation offer of 89 euros.

This also applies for the last currently available three months average stock price as determined by the BaFin. This is calculated as of September 5, 2006 and at 87.28 euros is also below the offered amount of the compensation.

The three months stock price as of the date of the current general meeting cannot be exactly determined because the BaFin only determines the relevant stock prices with a delay of several days. Bayer AG and Dritte BV have declared that, if the BaFin calculates a higher three months average stock price as of today, the compensation will be increased accordingly. This will already be taken into account in the implementation of the compensation offer.

There have been no facts in the development of our business relevant for the valuation which would have led to a different evaluation of the company value during the period from July 27, 2006, the date on which the appraisal was signed by KPMG, and August 2, 2006, the date on which the contract audit report was signed by Warth & Klein, and the present day. As has already been mentioned, both KPMG as well as the court-appointed contract auditor Warth & Klein have expressly confirmed this in the updated declarations issued today.

The KPMG appraisal does not take into account the above-mentioned effects of the Phase III study on sargramostim for Crohn’s disease or the product recall of Ultravist® 370, but today this does not cast doubt on the adequateness of the compensation or the guaranteed dividend because these events at most only result in a slight reduction of the value of the business, but they do not increase it.

We are presently conducting a careful analysis of what caused the Ultravist® 370 problem. As soon as the cause for the instances of crystallization will be identified, we will make the necessary changes to the production and logistics processes. We want to provide Ultravist 370 to radiologists again as soon as possible. This will probably be in 6 to 12 months.

We are also presently engaged in a thorough analysis of the results of the studies with sargramostim for the treatment of Crohn’s disease, while at the same time continuing the studies program. Our goal remains to be able to make sargramostim available to patients with Crohn’s disease.

Ladies and Gentlemen,

I would now like to address the agreed regulation on compensation. If you do not accept the offer for compensation and wish to retain your shares, you will receive an annual guaranteed dividend in a before tax amount of 4.60 Euros which currently corresponds to an after tax amount of 3.62 Euros. This is approximately three times our last dividend payment.

The annual guaranteed dividend payment will be paid for the first time in the fiscal year in which the agreement takes effect upon registration in the commercial register. If the agreement is registered in 2006, the guaranteed dividend will already be granted for the entire fiscal year 2006. However, it

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will be reduced in this case by the dividends which, to the extent that corresponding profits were earned, are still distributed for the year 2006. Commencing with the fiscal year 2007, only the guaranteed dividend and no other dividends will be granted because the entire profit will be transferred to Dritte BV GmbH.

The amount of guaranteed dividend can be derived from the corporate value determined by KPMG and corresponds exactly to the amount which KPMG calculated as being an adequate guaranteed dividend. Contrary to the compensation payment, there was no increase in the guaranteed dividend beyond the amount determined by KPMG.

The regulation on the guaranteed dividend in the agreement takes into account the case law of the Federal Supreme Civil Court under which the change in the corporate income tax rate changes the amount of the after tax guaranteed dividend payment. This variability relates, however, only to that portion of the guaranteed dividend which is derived from the profits subject to German corporate income tax. If the corporate income tax rate or the rate for the solidarity surtax are lowered during the term of the agreement, this will result in a corresponding increase in the after tax guarantee dividend to our outside shareholders. On the other hand, if there is an increase in the corporate income tax or the solidarity surtax, there will be a reduction in the after tax guaranteed dividend payment.

Ladies and Gentlemen,

I now come to the conclusion of my explanations on the first point of the agenda. The Domination and Profit and Loss Transfer Agreement for which we are requesting your consent today establishes an important milestone on the way to a successful integration of our company into the Bayer Group and the combination with the pharmaceutical business of Bayer HealthCare. This agreement creates the foundation for establishing a combined pharmaceutical business which will be the largest in Germany and will have important positions in all important international markets. The integration offers multi-faceted challenges and opportunities for both the company and its employees.

At the same time, we also considered it to be important to find a fair and reasonable solution for the remaining shareholders in our company. We are firmly convinced that the compensation and the annual guaranteed dividend contemplated in the Domination and Profit and Loss Transfer Agreement represents a fair solution. Therefore, we would like to ask you to grant your consent to the agreement.

In addition to the resolution about the Domination and Profit and Loss Transfer Agreement, we have five additional items on the agenda, of which I only briefly want to address point 2 of the agenda.

Under point 2 of the agenda, we are proposing a change in the corporate name of our company from Schering Aktiengesellschaft to "Bayer Schering Pharma Aktiengesellschaft". We already came to an understanding with the Management Board of Bayer about this name on March 23, 2006 in a letter exchange about which we reported in our report on the takeover offer. The new name reflects the fact that we are now a company in the Bayer Group. At the same time, however, the name also reflects the tradition represented by the name of Schering.

The change in the corporate name is, of course, only a change in name. It does not by itself involve an integration of the pharmaceutical business of Bayer HealthCare and our business to a single legal entity. However, the Domination and Profit and Loss Transfer Agreement will decisively facilitate the coordination and cooperation of both pharmaceutical businesses. The mid-term planning is for both pharmaceutical businesses to also be unified legally under the common roof of Bayer Schering Pharma AG which will continue to be located in Berlin. The considerations about how and when this should specifically take place have, however, not yet been concluded.

Ladies and Gentlemen, permit me to conclude my remarks with a few personal words.

On behalf of the entire Executive Board, I express our great gratitude to our employees for their high degree of involvement in which they have performed remarkably, also and specifically in light of the

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corporate situation in recent months. They have made a major contribution to opening up areas of growth and to a major increase in profitability. We must thank the performance and creativity of our employees that we are able to provide doctors and patients with innovative therapies which contribute considerably to increasing the quality of life.

We also express our gratitude to our cooperation partners in research and development. We have achieved a great deal, went through both highs and lows and have nonetheless always managed to achieve great successes for the benefit of the patients.

We also thank you, our shareholders, for the faith you have placed in the management and the strategy of Schering.

As far as I am personally concerned, this General Meeting concludes 34 years in the operational business of this company which, of course, also saddens me to a certain degree. However, I look forward to remaining associated with the pharmaceutical business and our company. I look forward to serving the new company in the Supervisory Board of Bayer Schering Pharma AG. The merger of the pharmaceutical business of Bayer AG with Schering will result in a new global enterprise with excellent prospects for the future: Bayer Schering Pharma.

Our prospects are excellent. Our responsibility is great. The population is aging in the western industrialized nations. A great number of illnesses cannot yet be treated. We also have a need to catch up in the field of health care in the countries in Eastern Europe, Asia and Latin America.

I am convinced that Bayer Schering Pharma will be able to profit from this and is well equipped for these opportunities and challenges.

I thank you for your attention.

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